

April 28, 2014

Via E-mail
Mr. Gil Borok
Chief Financial Officer
CBRE Group, Inc.
400 South Hope Street, 25th Floor
Los Angeles, California 90071

> **Re: CBRE Group, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on March 3, 2014**
> **File No. 001-32205**

Dear Mr. Borok:

      We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 46

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 48

1) We note your disclosure that foreign currency translation resulted in a 73.4 million negative impact on total consolidated revenue. In future periodic filings, please provide a more robust discussion of the effects foreign currencies have on your operations. Specifically, please disclose the currencies that have the greatest effect on your operations and quantify the effects each had for each of the years presented. Provide a similar discussion within your segment operations.

Segment Operations, page 52

Global Investment Management, page 54

2) In an effort to provide more transparent disclosures regarding trends in investment management fees, please revise your future periodic filings to include the following:

- Rollforward of your Assets Under Management (AUM) for each period presented by fund type to separately present gross inflows and outflows, distributions for a realization event, and market appreciation/depreciation
- Discussion for the underlying reasons for changes in AUM on a gross basis

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief